UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN
STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Condor Hospitality Trust, Inc. (CDOR)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

20676Y403
(CUSIP Number)

Saúl Zang
Juan Manuel Quintana
Carolina Zang
Pablo Vergara del Carril
Zang, Bergel y Viñes Abogados
Florida 537, 18th Floor C1005AAK
Buenos Aires, Argentina
+54(11) 4322-0033
+54 (11) 5166-7000
(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

July 29, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

__________________________________________________________________________________

CUSIP No. 20676Y403		Page 1 of 27
1.	NAME OF REPORTING PERSON Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,851,467*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,851,467*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,851,467*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3%*
14.	TYPE OF REPORTING PERSON IN
*
Unless otherwise noted, the Reporting Persons beneficially own 4,851,467 shares of common stock, $0.01 par value per share (“Common Stock”), consisting of (i) 3,143,137 shares of Common Stock held by Real Estate Investment Group VII L.P., 1,562,985 shares of Common Stock held by Real Estate Strategies L.P. and 48,076 shares of Common Stock held by Efanur S.A. and (ii) 64,964 shares of Common Stock issuable upon conversion of a promissory note held for the benefit of Real Estate Investment Group VII L.P. and 32,305 shares of Common Stock issuable upon conversion of a promissory note held by Real Estate Strategies L.P. The percentage of class shown represents the percentage based on 12,026,950 shares of Common Stock reported outstanding as of  May 7, 2021 on Form 10-Q plus an additional 2,686,571 shares of Common Stock reported as issued on July 29, 2021 on Form 8-K.

CUSIP No. 20676Y403		Page 2 of 27
1.	NAME OF REPORTING PERSON Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,851,467*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,851,467*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,851,467*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3%*
14.	TYPE OF REPORTING PERSON CO
*		Refer to note at bottom of Page 1.

CUSIP No. 20676Y403		Page 3 of 27
1.	NAME OF REPORTING PERSON IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,851,467*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,851,467*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,851,467*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3%*
14.	TYPE OF REPORTING PERSON CO
*		Refer to note at bottom of Page 1

CUSIP No. 20676Y403		Page 4 of 27
1.	NAME OF REPORTING PERSON Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,851,467*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,851,467*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,851,467*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3%*
14.	TYPE OF REPORTING PERSON CO
*		Refer to note at bottom of Page 1

CUSIP No. 20676Y403		Page 5 of 27
1.	NAME OF REPORTING PERSON Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,851,467*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,851,467*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,851,467*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3%*
14.	TYPE OF REPORTING PERSON CO
*		Refer to note at bottom of Page 1.

CUSIP No. 20676Y403		Page 6 of 27
1.	NAME OF REPORTING PERSON Helmir S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,851,467*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,851,467*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,851,467*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3%*
14.	TYPE OF REPORTING PERSON CO
*		Refer to note at bottom of Page 1.

CUSIP No. 20676Y403		Page 7 of 27
1.	NAME OF REPORTING PERSON Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,851,467*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,851,467*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,851,467*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3%*
14.	TYPE OF REPORTING PERSON CO
*		Refer to note at bottom of Page 1.

CUSIP No. 20676Y403		Page 8 of 27
1.	NAME OF REPORTING PERSON Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,851,467*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,851,467*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,851,467*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3%*
14.	TYPE OF REPORTING PERSON CO
*		Refer to note at bottom of Page 1

CUSIP No. 20676Y403		Page 9 of 27
1.	NAME OF REPORTING PERSON Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,851,467*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,851,467*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,851,467*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3%*
14.	TYPE OF REPORTING PERSON CO
*		Refer to note at bottom of Page 1.

CUSIP No. 20676Y403		Page 10 of 27
1.	NAME OF REPORTING PERSON IRSA Inversiones y Representaciones Sociedad Anónima
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,851,467*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,851,467*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,851,467*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3%*
14.	TYPE OF REPORTING PERSON CO
*		Refer to note at bottom of Page 1.

CUSIP No. 20676Y403		Page 11 of 27
1.	NAME OF REPORTING PERSON Efanur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,256,177*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,256,177*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,256,177*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%*
14.	TYPE OF REPORTING PERSON CO
*
Efanur S.A. beneficially owns 3,256,177 shares of Common Stock, consisting of (i) 3,143,137 shares of Common Stock held by Real Estate Investment Group VII L.P. and 48,076 shares of Common Stock held directly and (ii) 64,964 shares of Common Stock issuable upon conversion of a promissory note held for the benefit of Real Estate Investment Group VII L.P. The percentage of class shown represents the percentage based on 12,026,950 shares of Common Stock reported outstanding as of May 7, 2021 on Form 10-Q plus an additional 2,686,571 shares of Common Stock reported as issued on July 29, 2021 on Form 8-K.

CUSIP No. 20676Y403		Page 12 of 27
1.	NAME OF REPORTING PERSON Tyrus S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,208,101*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,208,101*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,208,101*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%*
14.	TYPE OF REPORTING PERSON CO
*
Tyrus S.A. beneficially own 3,208,101 shares of common stock, $0.01 par value per share (“Common Stock”), consisting of (i) 3,143,137 shares of Common Stock held by Real Estate Investment Group VII L.P. and (ii) 64,964 shares of Common Stock issuable upon conversion of a promissory note held for the benefit of Real Estate Investment Group VII L.P. The percentage of class shown represents the percentage based on 12,026,950 shares of Common Stock reported outstanding as of May 7, 2021 on Form 10-Q plus an additional 2,686,571 shares of Common Stock reported as issued on July 29, 2021 on Form 8-K.

CUSIP No. 20676Y403		Page 13 of 27
1.	NAME OF REPORTING PERSON Jiwin S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,208,101*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,208,101*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,208,101*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%*
14.	TYPE OF REPORTING PERSON CO
*
Jiwin S.A. beneficially own 3,208,101 shares of common stock, $0.01 par value per share (“Common Stock”), consisting of (i) 3,143,137 shares of Common Stock held by Real Estate Investment Group VII L.P. and (ii) 64,964 shares of Common Stock issuable upon conversion of a promissory note held for the benefit of Real Estate Investment Group VII L.P. The percentage of class shown represents the percentage based on 12,026,950 shares of Common Stock reported outstanding as of May 7, 2021 on Form 10-Q plus an additional 2,686,571 shares of Common Stock reported as issued on July 29, 2021 on Form 8-K.

CUSIP No. 20676Y403		Page 14 of 27
1.	NAME OF REPORTING PERSON Elsztain Managing Partner Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,595,290*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,595,290*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,595,290*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%*
14.	TYPE OF REPORTING PERSON PN
*
Elsztain Managing Partner Limited beneficially owns 1,595,290 shares of Common Stock, consisting of (i) 1,562,985 shares of Common Stock held by Real Estate Strategies L.P. and (ii) 32,305 shares of Common Stock issuable upon conversion of a promissory note held for the benefit of Real Estate Strategies L.P. The percentage of class shown represents the percentage based on 12,026,950 shares of Common Stock reported outstanding as of  May 7, 2021 on Form 10-Q plus an additional 2,686,571 shares of Common Stock reported as issued on July 29, 2021 on Form 8-K.

CUSIP No. 20676Y403		Page 15 of 27
1.	NAME OF REPORTING PERSON Real Estate Strategies L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,595,290*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,595,290*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,595,290*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%*
14.	TYPE OF REPORTING PERSON PN
*
Real Estate Strategies L.P. beneficially owns 1,595,290 shares of Common Stock, consisting of (i) 1,562,985 shares of Common Stock and (ii) 32,305 shares of Common Stock issuable upon conversion of a promissory note. The percentage of class shown represents the percentage based on 12,026,950 shares of Common Stock reported outstanding as of  May 7, 2021 on Form 10-Q plus an additional 2,686,571 shares of Common Stock reported as issued on July 29, 2021 on Form 8-K.

CUSIP No. 20676Y403		Page 16 of 27
1.	NAME OF REPORTING PERSON Real Estate Investment Group VII L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,208,101*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,208,101*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,208,101*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%*
14.	TYPE OF REPORTING PERSON PN
*
Real Estate Investment Group VII L.P. beneficially owns 3,208,101 shares of Common Stock, consisting of (i) 3,143,137 shares of Common Stock and (ii) 64,964 shares of Common Stock issuable upon conversion of a promissory note held for its benefit. The percentage of class shown represents the percentage based on 12,026,950 shares of Common Stock reported outstanding as of  May 7, 2021 on Form 10-Q plus an additional 2,686,571 shares of Common Stock reported as issued on July 29, 2021 on Form 8-K.

CUSIP No. 20676Y403	Page 17 of 27
Item 1. Security and Issuer
This Amendment No. 10 amends and supplements the statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on February 13, 2012, and as amended on February 17, 2012, and as amended on June 18, 2014 and as amended on March 23, 2016, and as amended on January 27, 2017, and as amended on February 28, 2017, and as amended on April 7, 2017, and as amended on July 3, 2018, and as amended on July 26, 2019, and as amended on December 9, 2020, jointly by Mr. Eduardo S. Elsztain (“Elsztain”), Consultores Assets Management S.A. (“CAM”), Consultores Venture Capital Uruguay S.A. (“CVC Uruguay”), Agroinvestment S.A. (“Agroinvestment”), Consultores Venture Capital Ltd. (“CVC Cayman”), IFIS Limited (“IFIS”), Inversiones Financieras del Sur S.A. (“IFISA”), Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud”), Helmir S.A. (Helmir), IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), Tyrus S.A. (“Tyrus”), Jiwin S.A. (“Jiwin”), Efanur SA (“Efanur”) and Real Estate Strategies L.P. (“RES” and together with Elsztain, CAM, CVC Uruguay, Agroinvestment, CVC Cayman, IFIS, IFISA, Cresud, IRSA, Tyrus, Jiwin, EMP, Efanur and Real Estate Investment Group VII, L.P. (“REIG VII”), which is joining as a reporting person on this Statement, the “Reporting Persons”) relating to the common stock, par value $0.01 per share (the “Common Stock”) of Condor Hospitality Trust, Inc., a Maryland corporation (“Condor”) beneficially owned by the Reporting Persons. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby. Information regarding the ownership of Common Stock set forth herein is as of the close of business on July 29, 2021. The address of the principal executive offices of Condor is 1800 W. Pasewalk Avenue, Suite 120, Norfolk, Nebraska 68701.
Item 4. Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:
Exercise of Put Rights in Respect of Series E Stock
RES and REIG VII delivered a put right notice to the Issuer (the “Put Right Notice”) effective June 29, 2021 pursuant to which each elected to exercise their right to require the Issuer to redeem 161,986 shares of the Series E Stock held by RES and 325,752 shares of Series E Stock (collectively the “Shares”) at a value per share equal to 130% of the $10 liquidation preference of the Shares, plus accrued and unpaid dividends, on July 29, 2021. On July 1, 2021, a special committee of independent directors of the board of directors of the Issuer unanimously approved redemption of the Shares pursuant to the Put Right Notice, subject to the Put Right Notice not being revoked. On July 29, 2021, the Issuer issued 470,472 shares of Common Stock to RES and 945,114 shares of Common Stock to REIG VII to effect the redemption of the Shares.
Item 5. Interests in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Amendment No. 9 is incorporated by reference in its entirety into this Item 5.

The Reporting Persons beneficially own, in the aggregate, 4,851,467 shares of Common Stock consisting of (i) 4,754,198 shares of Common Stock and (ii) 97,269 shares of Common Stock issuable on conversion of a convertible promissory note in $1,011,599 principal amount, at a conversion price of $10.40 per share of Common Stock. The Reporting Persons also own the Note, which, at the occurrence of specified events that are outside the control of the Reporting Persons, may be convertible into 1,111,823 shares of Common Stock issuable upon conversion of the Note.

(i)
Elsztain is the Chairman of the Board of Directors of IFISA, Cresud, CAM, CVC Uruguay, Agroinvestment, IRSA, Efanur, Jiwin and Tyrus, except for RES and REIG VII, a company in which Jiwin (a company wholly owned by IRSA) is the General Partner;

CUSIP No. 20676Y403	Page 18 of 27

(ii)
As of the date of this report, Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd. Elsztain also owns 100% of Agroinvestment and 85% of CAM which owns 100% of CVC Uruguay, which in turn owns 0.0002% of Cresud’s shares, 1.03% of IRSA shares and 100% of CVC Cayman. None of these companies directly own Common Stock. As of that same date, Elsztain directly owns the equivalent of 490,452 common shares of the outstanding equity capital of Cresud, representing approximately 0.10% of Cresud’s issued and outstanding common shares;

(iii)	CVC Cayman serves as the Investment Manager of IFIS;

(iv)	IFIS is the direct owner of 100% of the common shares of IFISA;

(v)
IFISA directly owns the equivalent of 73,897,991 common shares of Cresud representing approximately 14.73% of Cresud’s issued and outstanding common shares; in addition, FISA keeps the voting power over 1.49% of Cresud shares until February 18, 2021 or until the shares are sold to a third party, Agroinvestment directly owns the equivalent of 103,087,210 common shares of Cresud representing approximately 20.55% of Cresud’s issued and outstanding common shares. Neither IFISA nor Agroinvestment directly own Common Stock;

(vi)	Cresud directly and indirectly owns 62.06% of IRSA’s common shares. Cresud does not directly own Common Stock;

(vii)	IRSA owns 100% of Tyrus’ and Efanur’s capital stock. IRSA does not directly own Common Stock;

(viii)	Tyrus owns 100% of the capital stock of Jiwin. Tyrus does not directly own Common Stock;

(ix)	Jiwin serves as general Partner of REIG VII; Jiwin does not directly own Common Stock;

(x)	EMP serves as general Partner of RES; EMP does not directly own Common Stock;

(xi)	Efanur is the sole limited partner of REIG VII. Efanur owns directly 48,076 shares of Common Stock;

(xii)
RES owns directly 1,562,985 Shares of Common Stock of Condor. RES holds directly a promissory note convertible for up to 32,305 shares of Common Stock attributable to RES, subject to the 49% ownership limitation; and

(xiii)
REIG VII owns directly 2,197,023 Shares of Common Stock of Condor. REIG VII holds an interest in a promissory note convertible for up to 64,964 shares of Common Stock attributable to REIG VII, subject to the 49% ownership limitation.

Given the foregoing, as of July 29, 2021, the Reporting Persons may be deemed to be currently the beneficial owners of 4,851,467 shares of Common Stock, representing approximately 32.3% of the voting stock of Condor.
(b)	Item 5(a) is incorporated herein by reference.

(d)-(e)	Not applicable.

CUSIP No. 20676Y403	Page 19 of 27
Schedule A
Eduardo S. Elsztain
Bolívar 108, 1st floor
(1066) Buenos Aires
Republic of Argentina
Citizen of Argentina
Directors of IFIS Limited

1.	Eduardo S. Elsztain Director Clarendon House, 2, Church Street, Hamilton, HM 11CX Bermuda. Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Clarendon House, 2, Church Street, Hamilton, HM 11CX, Bermuda. Citizen of Argentina

2.	Saul Zang Director Clarendon House, 2, Church Street, Hamilton, HM 11CX, Bermuda. Citizen of Argentina	4.	Alejandro Gustavo Elsztain Director Clarendon House, 2, Church Street, Hamilton, HM 11CX Bermuda. Citizen of Argentina
Directors of Consultores Venture Capital Uruguay S.A.

1.	Eduardo S. Elsztain (Chairman) Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay

2.	Martin Polak Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay	4.	Saul Zang Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Argentina

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Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain First BVice President Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Second Vice President Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Ilan Ariel Elsztain Alternate Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman) Director 4th Floor, Harbour Place, South Church Street P.O. Box 10240 Grand Cayman, KY1-1002, Cayman Islands Citizen of Argentina	2.	Saul Zang Director 4th Floor, Harbour Place, South Church Street, P.O.Box 10240 Grand Cayman, KY1-1002, Cayman Islands Citizen of Argentina
Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina	3.	Martin Polak Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Argentina	4.	Olga Stirling Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

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Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd Floor (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Zabala 1422, 2nd Floor (11000) Montevideo Citizen of Uruguay

2.	Mariana Renata Carmona de Elsztain Director Zabala 1422, 2nd Floor (11000) Montevideo Republic of Uruguay Citizen of Argentina

Directors and Executive Officers of
Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria
Directors

1.	Eduardo Sergio Elsztain Chairman Carlos Della Paolera 261, 9th Floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	9.		Mariana Renata Carmona Director Carlos Della Paolera 261, 9th Floor (C1001ADA)Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saúl Zang First Vicepresident Carlos Della Paolera 261, 9th Floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	10.		Jorge Oscar Fernández Director Carlos Della Paolera 261, 9th Floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Second Vicepresident Carlos Della Paolera 261, 9th Floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	11.		Fernando Adrián Elsztain Director Carlos Della Paolera 261, 9th Floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina

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4.	Gabriel Adolfo Reznik Director Carlos Della Paolera 261, 9th Floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina		12.	Pedro Damaso Labaqui Palácio Director Carlos Della Paolera 261, 9th Floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina
5.	Liliana Irene Glikin Director Carlos Della Paolera 261, 9th Floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina		13.	Gastón Armando Lernoud Alternate Director Carlos Della Paolera 261, 9th Floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina
6.	Alejandro Casaretto Director Carlos Della Paolera 261, 9th Floor (C1001ADA)Buenos Aires Republic of Argentina Citizen of Argentina		14.	Ilan Ariel Elsztain Alternate Director Carlos Della Paolera 261, 9th Floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina
7.	María Gabriela Macagni Director Carlos Della Paolera 261, 9th Floor (C1001ADA)Buenos Aires Republic of Argentina Citizen of Argentina		15.	Enrique Antonini Alternate Director Carlos Della Paolera 261, 9th Floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina
8.	Alejandro Mario Bartolomè Director Carlos Della Paolera 261, 9th Floor (C1001ADA)Buenos Aires Republic of Argentina Citizen of Argentina		16.	Eduardo Kalpakian Alternate Director Carlos Della Paolera 261, 9th Floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina
			17.	Iair Elsztain Alternate Director Carlos Della Paolera 261, 9th Floor (C1001ADA)Buenos Aires Republic of Argentina Citizen of Argentina

Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Carlos Della Paolera 261, 9th Floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Carlos Blousson General Manager for Argentina & Bolivia Operations Carlos Della Paolera 261, 9th Floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Matías Iván Gaivironsky Chief Financial Officer Carlos Della Paolera 261, 9th Floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina

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Directors and Executive Officers of
IRSA Inversiones y Representaciones Sociedad Anónima
Directors

1.	Eduardo Sergio Elsztain Chairman Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Mauricio Wior Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang First Vicepresident Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	10.	María Julia Bearzi Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Second Vicepresident Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Demian Brener Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Fernando Adrián Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Liliana Luisa De Nadai Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Oscar Pedro Bergotto Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Ben Iosef Elsztain Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Cedric D. Bridger Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Enrique Antonini Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

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7.	Daniel R. Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Iair Elsztain Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
8.	Marcos Moisés Fishman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	16.	Gastón Armando Lernoud Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
		17.	Gabriel Adolfo Gregorio Reznik Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
		18.	David William Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of United States of America
Senior Management

1.	Eduardo Sergio Elsztain Chief Executive Officer Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Daniel R. Elsztain Chief Executive Officer Real Estate Business Carlos Della Paolera 261, 9th Floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Matías Iván Gaivironsky Chief Financial Officer Carlos Della Paolera 261, 9th Floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Arnaldo Jawerbaum Investment Manager Carlos Della Paolera 261, 9th Floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina

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Tyrus S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay
Jiwin S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay
Efanur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

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Directors of Helmir S.A.

1.	Eduardo S. Elsztain (Chairman) Director Zabala 1422 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Zabala 1422 Montevideo Republic of Uruguay Citizen of Uruguay

2.	Alejandro Gustavo Elsztain Second Vice Chairman Zabala 1422 Montevideo Republic of Uruguay Citizen of Uruguay	4.	Saul Zang Vice Chairman Zabala 1422 Montevideo Republic of Uruguay Citizen of Argentina

Directors of Elsztain Managing Partners Ltd.

1.	Eduardo S. Elsztain President Wickhams Cay, P.O. Box 662 Road Town Tortola British Virgin Islands Citizen of Argentina	2.	Saul Zang Sole Director Wickhams Cay, P.O. Box 662 Road Town Tortola British Virgin Islands Citizen of Argentina

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SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.
DATED: August 11, 2021

Eduardo S. Elsztain		Consultores Assets Management S.A.
By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Venture Capital Limited
By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Director of the Board	Title:	Director of the Board

Inversiones Financieras del Sur S.A.		Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria
By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Consultores Venture Capital Uruguay		Efanur S.A.
By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Tyrus S.A.		Agroinvestment S.A.
By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Real Estate Strategies L.P.		Jiwin S.A.
By:	Jiwin S.A., its general partner	By: Name: Title:	/s/ Eduardo S. Elsztain
By:	/s/ Eduardo S. Elsztain		Eduardo S. Elsztain Chairman of the Board
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

Irsa Inversiones y Representaciones Sociedad Anonima		Real Estate Investment Group VII, L.P. By: Jiwin S.A., its general partner
By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name: Title:	Eduardo S. Elsztain Chairman of the Board	Name: Title:	Eduardo S. Elsztain Chairman of the Board

Helmir S.A.		Elsztain Managing Partners Ltd
By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Director	Title:	President